UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934  (Amendment No.  )*

GAMEPLAN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36465C 303

(CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801) 363-74ll

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95752H 20113D Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Sean Rheyynhewohenh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,594,523
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,594,523
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,594,523
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

Based on 165,750,020 shares of Common Stock of the Issuer outstanding as of April 2, 2014.

HRODEN\1665588.5

CUSIP No. 671770 40 213D Page 3 of 4 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of GamePlan, Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 6140 Plumas Street, Suite 200, Reno, Nevada 89519.

Item 2.	Identity and Background

(a)  This Schedule 13D is filed by Sean Rheyynhewohenh.

(b)  The principal business address of Mr. Rheyynhewohenh is 5921 Beaconsfield Street, Detroit MI, 48224.

(c)  The principal business of Mr. Rheyynhewohenh is executive with VPartments, Inc.

(d) During the last five years, Mr. Rheyynhewohenh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Rheyynhewohenh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rheyynhewohenh is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Rheyynhewohenh received 26,594,523 shares of common stock of the Issuer in connection with the closing of the Agreement and Plan of Merger between the Issuer; VPartments; VPartments Acqusition Corp., a Georgia corporation; and Mark D. Anderson, Sr. (the “Plan”), which was disclosed in and filed as an exhibit to the Issuer’s Current Report on Form 8-K dated March 28, 2014, which was filed with the Securities and Exchange Commission on April 3, 2014.  In consideration of the issuance of the Issuer’s shares to him, Mr. Rheyynhewohenh delivered to the issuer for cancellation 200,000,000 shares VPartments common stock, representing all of his interest in VPartments.

Item 4.	Purpose of Transaction

Mr. Rheyynhewohenh received his shares of common stock in connection with the closing of the Plan, the purpose of which was to make VPartments a wholly-owned subsidiary of the Issuer.

CUSIP No.  671770 40 213D

Page 4 of 4 Pages

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, Mr. Rheyynhewohenh beneficially owns 26,594,523 shares (approximately 16.0%) of the Issuer’s common stock.

(b)  Number of shares as to which such person has :

Sole power to vote or to direct vote:  26,594,523 shares.

Shared power to vote or to direct the vote:  0.

Sole power to dispose or to direct the disposition of : 26,594,523

Shared power to dispose or to direct the disposition of: 0.

(c)  None.

(d)  None; not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 3.

Item 7.	Material to be Filed as Exhibits.

Agreement and Plan of Merger dated March 28, 2014.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2014	/s/ Sean Rheyynhewohenh
Sean Rheyynhewohenh